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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of March, 2002

                               Crayfish Co., Ltd.
                ------------------------------------------------
                 (Translation of registrants name into English)

                                 6F, Hikari Bldg.
                                2-16-13 Ikebukuro
                                   Toshima-Ku,
                                 Tokyo 171-0014
                                      Japan
                ------------------------------------------------
                    (Address of principal executive offices)

                         Commission File Number 0-30530


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:


                        Form 20-F [X]      Form 40-F [ ]
                ------------------------------------------------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(1)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrants "home country";), or under the rules of the home country exchange on which the registrants securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrants security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]       No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
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INFORMATION FURNISHED ON THIS FORM:

                                TABLE OF CONTENTS

1. PRESS RELEASE DATED MARCH 20, 2002: CRAYFISH TO SELL INTERNET ADVERTISING SPACE.

2.   PRESS RELEASE DATED MARCH 20, 2002: CRAYFISH TO RELOCATE ITS HEADQUARTERS.

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             Crayfish Co., Ltd.
                                _________________________________________
                                                (Registrant)

                                By          /s/ Kazuhiko Muraki
                                   ______________________________________
                                                (Signature)
                                   Kazuhiko Muraki
                                   President and Representative Director

Date: March 20, 2003









                                                3
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FOR IMMEDIATE RELEASE

Crayfish to Sell Internet Advertising Space

Tokyo/New York, March 20, 2003 - Crayfish Co., Ltd. (Nasdaq: CRFH; MOTHERS:
4747) ("Crayfish" or "the Company"), a leading provider of e-mail and web-hosting and other Internet-related services to small and medium-sized businesses in Japan, announced today that it will begin to market internet advertising space.

In line with the Company's aim to increase earnings by stabilizing its DESKWING operations and beginning new businesses, in early April 2003 Crayfish will begin to purchase internet advertising space and to market this space together with affiliates of Hikari Tsushin, Inc. The Company aims to achieve revenues of JPY 40 million from this business for FY2003.

(For corporate information in Japan)
Investor Relations Department
81-3-5957-0644
ir@crayfish.co.jp


Safe Harbor Notice:

This release contains forward-looking statements based upon the Company's current expectations, assumptions, estimates and projections about the Company's business and industry in light of the information currently available to it. These statements discuss future expectations, identify strategies, contain projections of results of operations, or state other forward-looking information. The Company's actual actions or results may differ materially from those discussed in any forward-looking statement as a result of known and unknown risks, uncertainties and other factors. Important risks and factors that could cause the Company's actual results to differ materially from its expectations are generally discussed in the Company's annual report on its most recent Form 20-F and other filings with the U.S. Securities and Exchange Commission and include, without limitation, (i) Crayfish's ability to manage new product offerings and (ii) market acceptance of new products and services.

The Company undertakes no obligation to publicly update any forward-looking statement




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after the date of this release, but investors are advised to consult any further disclosures by the Company in its subsequent filings pursuant to the Securities Exchange Act of 1934.
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FOR IMMEDIATE RELEASE


Crayfish to Relocate its Headquarters

Tokyo/New York, March 20, 2003 - Crayfish Co., Ltd. (Nasdaq: CRFH; MOTHERS:
4747) ("Crayfish" or "the Company"), a leading provider of e-mail and web-hosting and other Internet-related services to small and medium-sized businesses in Japan, announced today that, in order to enhance operational efficiencies, it plans to relocate its headquarters at the end of March 2003 as follows:

Current Location
6F, Hikari Bldg.
2-16-13 Ikebukuro
Toshima-ku, Tokyo 171-0014
Japan
Tel: 81-3-5954-7555

New Location
9F, Ikebukuro Park Bldg.
2-49-7 Minami Ikebukuro
Toshima-ku, Tokyo 171-0022
Japan
Tel: 81-3-5954-7555

CONTACT INFORMATION:
(For corporate information in Japan)
Investor Relations Department
81-3-5957-0644
ir@crayfish.co.jp